THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2006, and the unaudited consolidated financial statements for the three months ended March 31, 2007.

This MD&A is prepared as of May 10, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2            Overview

1.2.1         Summary

Northern Dynasty is a mineral exploration company focused on developing the Pebble Copper-Gold-Molybdenum Project. The Pebble Property is located in Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble Property. The system hosts several copper, gold and molybdenum deposits. The Pebble West Deposit was discovered and partially outlined through drilling by a previous operator from 1987-1997. Northern Dynasty acquired the right to earn an interest in the Pebble Property in late 2001. Since that time the Company has substantially expanded the Pebble West deposit, discovered and completed preliminary delineation of the Pebble East deposit, and located two additional porphyry copper-gold-molybdenum deposits as well as a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has been carrying out comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies at Pebble. Until 2005, these studies had been focused on a development plan for the Pebble West Deposit, a near-surface resource that is amenable to extraction by open pit methods. The estimated mineral resources in the Pebble West deposit to March 20051,3,4,5 at a 0.30% copper-equivalent cut-off include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28% copper, 0.32 g/t gold, and 0.015% molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum

  Inferred Resource of 1.1 billion tonnes grading 0.24% copper, 0.30 g/t gold and 0.014% molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

In late 2005, the Pebble East porphyry copper-gold-molybdenum deposit, located adjacent and to the east of the Pebble West deposit, was discovered. Since that time, work has focused on this new deposit. Pebble East is deeper but higher grade than Pebble West and a preliminary analysis indicates that it is amenable to underground bulk mining. The estimated mineral resources in the Pebble East deposit to February 20072,3,4,5 at a 0.60% copper equivalent cut-off, are:

  Inferred Resource of 3.4 billion tonnes grading 0.56% copper, 0.36 g/t gold and 0.036% molybdenum, containing 42.6 billion pounds of copper, 39.6 million ounces of gold, and 2.7 billion pounds of molybdenum.

The 2007 program, encompassing infill and step out drilling, is underway at Pebble East. The step out holes will test for further expansion to the north and south, as the deposit remains open in those directions. The objective of the infill program will be to increase the confidence in the resource, and move a significant portion of it into measured and indicated resource categories.

The discovery of Pebble East has also resulted in the preparation of a new development plan and timelines for the Project. Additional engineering, environmental and socio-economic studies have been undertaken in 2006, and will continue in 2007, to support an Integrated Development Plan ("IDP") for the Project involving both the Pebble East and Pebble West Deposits. The objective is to provide the information necessary to submit, in due course, permit applications for a modern, long-life mining operation.

1The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons.

2The estimate was prepared by the technical staff of Northern Dynasty and audited by Scott Wilson Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person.

3By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

4Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05) .

5A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

In February 2007, QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, purchased 9.4 million shares of Northern Dynasty from Galahad Gold plc (“Galahad”) at a price of $10 per share. The share purchase increased Rio Tinto’s ownership in Northern Dynasty shares to approximately 19.79% . As a consequence of this transaction, Galahad’s shareholding in Northern Dynasty was reduced to nil and its right to participate in Northern Dynasty financings expired. Also, Rio Tinto’s 5-year right to participate in certain future financings was reduced from a 50% level to approximately 19.9% . In conjunction with Galahad’s sale of its Northern Dynasty shareholdings, Messrs Ian Watson and Morris Beattie retired from the board of directors.

In December 2006, and subject to shareholder approval at the upcoming Annual General Meeting, Northern Dynasty’s Board of Directors adopted a Shareholder Rights Plan for the Company which is triggered at 20%.

1.2.2         2007 Technical Programs

A comprehensive program is planned for 2007, encompassing drilling, engineering, and on-going environmental data collection and community engagement programs.

Exploration and Resource Drilling

The 2007 program will focus on Pebble East and consist of two components: delineation drilling and infill drilling. Delineation drilling in the order of 100,000 ft (30,400 m) will focus on extending the Pebble East deposit to the north and the south and to define its eastern and western limits. Infill drilling will comprise approximately 150,000 ft (45,720 m) and focus on upgrading the resource classification of the highest grade 1 billion tonnes of the deposit.

Drilling re-commenced at the Pebble East site in the first part of February 2007. Currently five drill rigs are working, with plans to ramp up to 8 rigs in June.

At the end of the first quarter of 2007, two exploration drill holes were completed and an additional 5 were in progress, for a total of 21,890 feet (6,670 m).

Other Drilling

Drilling is also planned for the collection of additional surface soils and groundwater data throughout the site.

Engineering

To achieve the 2007 objectives, the key engineering tasks that have been identified are:

  Collect additional site and underground geotechnical data to support ongoing mine design work;

  Complete pre-feasibility level metallurgical testwork on Pebble East to optimize conventional processing systems and designs;

  Continue to assess the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and

  Develop the best overall Project mine plan from the extensive mineral resources available.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Geotechnical Data

Pebble East

The Pebble East geotechnical data collection program continued through the first quarter. This program was initiated with a major independent consulting firm to collect geotechnical data specifically intended to support design of a major underground mine at Pebble East. Activities during the period were limited to using the acoustic logger on recently completed drill holes and collating data collected by Northern Dynasty staff.

The consultant’s personnel returned to site during the second quarter when the infill drilling program commences to orient and log a number of these holes.

Surface

No data were collected during first quarter. The 2007 field program is expected to commence in the third quarter.

Mine Engineering

The independent consulting firm evaluating the viability of an underground mine to extract Pebble East completed its scoping level work during the first quarter and issued their report. This study demonstrated that an underground mine on Pebble East could produce as much as 110,000 tonnes per day over a 50 year or longer period. A second phase of work was also completed to update the results by incorporating the latest resource model based on the 2006 drilling. These results are being used to assess the preferred development strategy for the IDP.

Metallurgy

Sample preparation for comminution and flotation testwork continued during the first quarter at SGS Lakefield Research. These samples were collected during the latter half of 2006, 2005 and 2006 Pebble East drill core. By quarter end, both the flotation and comminution programs were well advanced and on target for completion during the second quarter.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that some alternatives for the port site and road may offer opportunities. A trade-off study of port alternatives continued during the first quarter of 2007. Homer Electric Association is continuing its analysis of power generation and transmission alternatives to optimize project design, cost, and schedule factors.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Environmental, Cultural and Socio-Economic Studies

Northern Dynasty's comprehensive environmental and socioeconomic study programs will continue in 2007 with the objectives of collecting data in the expanded Pebble East deposit area and to compare annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus of 2007 programs will be in the areas of water, aquatic/fish, terrestrial/wildlife, wetlands, and subsistence/traditional use. Community outreach and stakeholder communication initiatives will continue and expand in 2007 with the hiring of local community associates within some of the area villages.

1.2.3         Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to early May 2007 is US$2.91/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have been increasing since mid January. The gold price has averaged approximately US$657/oz to early May 2007.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004, and peaked at an average price of US$34/lb in 2005. Prices stabilized in 2006, averaging US$25.53/lb over the year. Molybdenum prices have strengthened in 2007, averaging US$27.17/lb to early May.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2006	2005	2004
Current assets	$98,111,993	$14,177,877	$13,254,219
Mineral properties	168,221,821	16,706,930	11,788,621
Other assets	633,445	411,205	398,101
Total assets	266,967,259	31,296,012	25,440,941

Current liabilities	7,839,372	3,161,012	3,025,155
Other liabilities	61,601,069
Shareholders’ equity	197,526,818	28,135,000	22,415,786
Total liabilities and shareholders’ equity	266,967,259	31,296,012	25,440,941

Working capital	90,272,621	11,016,865	10,229,064

Expenses
Amortization	123,908	93,179	45,994
Conference and travel	935,981	700,718	351,201
Exploration	50,612,416	43,066,417	32,594,900
Legal, accounting and audit	931,318	312,507	143,916
Office and administration	3,041,226	2,361,520	1,382,986
Shareholder communication	385,920	367,134	471,032
Trust and filing	149,270	192,662	85,438
Foreign exchange loss (gain)	(772,703)	(281,639)	251,135
Future income tax recovery	(637,496)	–	–
Gain on sale of marketable securities	(194,381)	–	–
Interest income	(2,237,667)	(584,562)	(357,926)
Write down of marketable securities	–	–	351,094
Stock-based compensation – exploration	1,882,378	1,787,506	3,111,302
Stock-based compensation – administration	4,162,686	2,302,389	3,267,575
Loss for the period	$58,382,856	$50,317,831	$41,698,647

Basic and diluted loss per share	$(0.75)	$(0.90)	$(1.04)

Weighted average number of common shares outstanding	77,708,870	55,845,791	39,926,335

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sep 30	June 30
	2007	2006	2006	2006	2006	2005	2005	2005
Current assets	$82,611	$98,112	$107,966	$22,516	$11,885	$14,178	$18,646	$28,265
Mineral properties	168,222	168,222	152,178	152,096	16,707	16,707	16,707	16,707
Other assets	715	633	512	391	394	411	431	450
Total assets	251,548	266,967	260,656	175,003	28,986	31,296	35,784	45,422

Current liabilities	5,821	7,839	6,391	4,166	2,987	3,161	4,718	4,812
Other liabilities	60,619	61,601	46,195	46,194	–	–	–	–
Shareholders’ equity	185,108	197,527	208,070	124,643	25,999	28,135	31,066	40,610
Total liabilities and
shareholders’ equity	251,548	266,967	260,656	175,003	28,986	31,296	35,784	45,422

Working capital	76,790	90,273	101,574	18,350	8,898	11,017	13,928	23,453

Expenses
Amortization	30	61	26	19	18	24	24	25
Conference and travel	168	375	199	184	178	210	147	261
Exploration	13,738	16,565	16,115	11,055	6,877	10,483	15,335	11,666
Legal, accounting and audit	287	324	240	205	163	128	62	74
Office and administration	1,285	732	696	865	749	469	695	705
Shareholder communication	119	139	69	95	83	77	116	85
Trust and filing	92	2	29	11	107	59	38	29
Subtotal	15,719	18,198	17,374	12,434	8,175	11,450	16,417	12,845
Fair value adjustment on
price protection	–	–	–	–	–	(634)	634	–
Foreign exchange loss (gain)	(102)	(746)	(230)	268	(65)	(55)	(199)	(47)
Interest expense (income)	(968)	(984)	(943)	(177)	(133)	(113)	(152)	(201)
(Gain) on sale of marketable
securities	–	–	–	–	(194)	–	–	–
Subtotal	14,649	16,468	16,201	12,525	7,783	10,648	16,700	12,597
Stock-based compensation	3,937	1,339	1,048	2,555	1,103	442	1,497	759
Future income tax recovery	(982)	(638)	–	–	–	–	–	–
Loss for the period	17,604	17,169	17,249	15,080	8,886	11,090	18,197	13,356

Basic and diluted loss per
share	$(0.19)	$(0.19)	$(0.20)	$(0.21)	$(0.15)	$(0.18)	$(0.32)	$(0.24)

Weighted average number of
common shares outstanding
YTD (thousands)	91,756	91,027	86,599	71,977	60,804	59,309	57,189	56,670

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

Loss for the three months ended March 31, 2007 increased to $17.6 million, compared to a loss of $8.9 million in the first quarter of the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $3.9 million (2006 – $1.1 million) .

Expenses, excluding stock-based compensation, foreign exchange gains, interest income and future income taxes, increased to $15.7 million from $8.2 million for the same period in the previous year mainly due to higher exploration activity and an earlier start on the exploration program.

Exploration costs increased to $13.7 million from $6.9 million for the same period in the previous year. The main exploration expenditure during the quarter were:

  environmental planning and testing (2007 – $3.3 million; 2006 – $2.7 million);

  site activities (2007 – $3.1 million; 2006 – $0.4 million);

  drilling (2007 – $2.7 million; 2006 – $9,000) and

  helicopter transportation (2007 – $1.5 million; 2006 – $95,000).

  engineering (2007 – $0.5 million; 2006 – $2.4 million)

  socioeconomic (2007 – $1.5 million; 2006 – $0.8 million)

The increase in exploration costs is due mainly to additional drilling associated with Pebble East and an earlier start of the exploration program. The objective of this program is to increase the confidence of the resource, and move a significant portion of it into the measured and indicated categories. The increase in exploration costs is also due to more activities involved in creating an integrated development plan, involving both Pebble East and Pebble West, to achieve feasibility level engineering and provide the information necessary to submit, in due course, permit applications for a mine at Pebble.

Office and administration costs increased to $1.3 million from $0.7 million in the previous year mainly due to increased administrative activities required to support work at the Pebble site. Legal, accounting and audit increased to $0.3 million (2006 – $0.2 million) due to legal advisory services incurred for regulatory and environmental matters in Alaska.

Increased stock-based compensation of $3.9 million was charged to operations during the three months ended March 31, 2007, compared to $1.1 million in the previous year, due to the amortization of stock based compensation granted in the prior year and options granted during the year.

Interest income increased to $1.0 million (2006 – $0.1 million) due to higher cash balance on hand compared to the first quarter of the prior year.

There was a future income tax recovery during the quarter of $1.0 million due to the build up of losses and resource pools available to reduce future income.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6            Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2007, the Company had working capital of approximately $76.8 million as compared to $90.3 million at December 31, 2006. The decrease was mainly due to exploration expenditures incurred during the quarter.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7            Capital Resources

At March 31, 2007, Northern Dynasty had working capital of approximately $76.8 million, as compared to $90.3 million at December 31, 2006. The Company has no long-term debt and had 91,890,519 common shares issued and outstanding at March 31, 2007.

The Company had no commitments for material capital expenditures as of March 31, 2007.

The Company will use its capital resources primarily to continue its exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8            Off-Balance Sheet Arrangements

None.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $1,239,5563 for the three months ended March 31, 2007 as compared to $764,403 for the comparable period in 2006. The variance between the current period to the similar period in 2006 is due to the increased level of activity of the Company and additional resources provided by HDI to assist the Company’s exploration and development activities.

During the three months ended March 31, 2007, the Company paid:

  $34,978 (2006 – $51,713) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

  $nil (2006 – $1,950) to a private company controlled by Morris Beattie, a then director at December 31, 2006, for engineering services.

During the quarter, the Company received the required cash payment of $3.7 million from holders of 748,000 common share purchase options which were exercised but could not be traded until an internally imposed share trading blackout period which was applicable to these persons had been lifted. The common share certificates in respect of these exercised options were held by the Company until the cash payment had been received after the lifting of the blackout in early 2007.

1.10          Fourth Quarter

Not applicable.

1.11          Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12          Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended December 31, 2006 and note 3 of the unaudited financial statements for the period ended March 31, 2007 . The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13          Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income (loss). Comprehensive income (loss) is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

In accordance with Section 3855, the Company has classified its marketable securities as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss). For the three months ended March 31, 2007, an unrealized loss of $1,500 has been recorded.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as of May 10, 2007, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				91,911,119

Share purchase options	September 28, 2007	$ 5.40	53,000
	November 30, 2007	$ 4.50	134,334
	November 30, 2007	$ 5.31	430,000
	December 14, 2007	$ 5.37	5,000
	April 30, 2009	$ 7.25	371,270
	April 30, 2011	$ 7.25	945,000
	April 30, 2009	$ 9.81	62,500
	April 30, 2009	$10.32	613,000
	February 20, 2012	$10.95	828,000	3,445,404

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

THREE MONTHS ENDED MARCH 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3        Internal Control Over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended March 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.